Exhibit 99.1

Press release

WiLAN Subsidiary Acquires Microscopy Patent Portfolio From A Top Research Institution

OTTAWA, Canada – April 9, 2015 – WiLAN (TSX:WIN) (NASD:WILN) today announced that wholly-owned subsidiary, Advanced Microscopy Inc., has acquired, from a top research institution, microscopy-related intellectual property for producing enhanced images. This intellectual property has potential applications including, but not limited to, life sciences, material sciences, and semiconductor research.

The new portfolio is one of over 40 portfolios that WiLAN has available for licensing.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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